Oncolytics Provides Update on Pancreatic Cancer Program for Pelareorep

Updated plan follows PanCAN’s strategic re-evaluation of the Precision PromiseSM Program

PanCAN US$5 million grant provides support for new GOBLET mFOLFIRINOX arm to proceed as planned

New Phase 3 strategy provides significant value-creation opportunities

SAN DIEGO, CA, and CALGARY, AB, November 9, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY, Oncolytics) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, provided an update on the planned program for pelareorep in pancreatic ductal adenocarcinoma (PDAC).

Oncolytics’ collaborator, The Pancreatic Cancer Action Network (PanCAN), a pancreatic cancer patient advocacy organization, advised the company that it is implementing a strategic re-evaluation of the Precision PromiseSM program and will not be adding any new investigational therapies to the platform until the re-evaluation is complete. Oncolytics and PanCAN had previously planned to initiate a Phase 3 trial using the Precision PromiseSM platform in H1 2024. Oncolytics now plans to conduct an adaptive Phase 3 program of pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab, similar to the Precision Promise study and manage it directly within our Clinical Group and a contract research organization (CRO) with the goal of enrolling the first patient in mid-2024.

Additionally, Oncolytics and PanCAN confirmed that PanCAN will continue with its plans to grant US$5 million to Oncolytics as part of the Therapeutic Accelerator Award for the new Phase 2 GOBLET study arm evaluating the combination of pelareorep and modified FOLFIRINOX (mFOLFIRINOX) in pancreatic cancer patients.

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics, said, “Oncolytics remains steadfast in its commitment to initiate the Phase 3 program for pelareorep, starting in PDAC, in 2024. Having a compelling Phase 2 dataset in hand and strong connections with the pancreatic cancer community, Oncolytics is well positioned to effectively conduct the Phase 3 pancreatic cancer program. Trial preparations are actively underway, and we expect to initiate the enrollment of the first patient in mid-2024. The company plans to provide a further update on the design of the Phase 3 trial in H1 2024.”

Dr. Coffey continued, “The opportunity to work with the strong scientific, regulatory and clinical leadership teams at PanCAN continues to be valuable for Oncolytics. We are grateful for our ongoing collaboration through the US$5 million Therapeutic Accelerator Award grant program in support of the new arm of the GOBLET study of pelareorep and mFOLFIRINOX, slated to begin in H1 2024.”

“While we are undertaking a strategic re-evaluation of the program and are not adding any new therapies until the evaluation is complete, we remain committed to Oncolytics’ efforts to accelerate therapies for pancreatic cancer patients through the US$5 million Therapeutic Accelerator Award Grant,” said Julie Fleshman, President and CEO of PanCAN.”

Dr. Coffey concluded by saying, “Looking ahead, we believe our updated plan to conduct the pelareorep Phase 3 pancreatic cancer program will enable us to be much closer to the conduct of the trial and the data. We believe this will be strategically valuable as we advance our partnering discussions and explore regulatory strategies to accelerate the development of pelareorep in order to bring this potentially important immunotherapeutic agent to people with cancer.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; our planned program for pelareorep in PDAC, including our plan to conduct an adaptive Phase 3 program managed directly within our clinical group and the anticipated benefits and timing thereof; our goals regarding the timing of enrollment in the study; our expectations regarding the US$5 million Therapeutic Accelerator Award from PanCAN and our planned usage thereof; our belief that we are well-positioned to effectively conduct the Phase 3 pancreatic cancer program; our plans for providing a further update on the design of the Phase 3 trial; our plans to advance partnering discussions and explore regulatory strategies to accelerate the development of pelareorep; our plans to advance towards a registration study in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com